UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                      EchoStar Communications Corporation
_______________________________________________________________________________
                              (Name of Issuer)

                    Class A Common Stock, par value $.10 per share
_______________________________________________________________________________
                        (Title of Class of Securities)

                                 278762109
_______________________________________________________________________________
                               (CUSIP Number)

                    Scott D. Sullivan, Secretary, Treasurer and
                     Chief Financial Officer, MCI WORLDCOM, Inc.
                515 East Amite Street, Jackson, MS 39201 (601) 360-8600
_______________________________________________________________________________
     (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                June 24, 1999
_______________________________________________________________________________
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278762109

1.     Name of Reporting Person.
       S.S. or I.R.S. Identification Number of Above Person.

       MCI WORLDCOM, INC.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [  ]
       (b)  [  ]

3.     SEC Use Only

4.     Source of Funds
           00 (see item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       [  ]

6.     Citizenship or Place of Organization
           Georgia

                    7.      Sole Voting Power
Number of                   1,712,020
Shares
Beneficially        8.      Shared Voting Power
Owned by                    0
Each
Reporting           9.      Sole Dispositive Power
Person With:                1,712,020

                    10.     Shared Dispositive Power
                            0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,712,020

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       [  ]

13.    Percent of Class Represented by Amount in Row (11)
       7.0%**

14.    Type of Reporting Person (See Instructions)
       CO

CUSIP No. 278762109

1.     Name of Reporting Person.
       S.S. or I.R.S. Identification Number of Above Person.

       MCI TELECOMMUNICATIONS CORPORATION

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)  [  ]
       (b)  [  ]

3.     SEC Use Only

4.     Source of Funds
           00 (see item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
       [  ]

6.     Citizenship or Place of Organization
           Delaware

                    7.      Sole Voting Power
Number of                   1,712,020
Shares
Beneficially        8.      Shared Voting Power
Owned by                    0
Each
Reporting           9.      Sole Dispositive Power
Person With:                1,712,020

                    10.     Shared Dispositive Power
                            0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,712,020

12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

       [  ]

13.    Percent of Class Represented by Amount in Row (11)
       7.0%**

14.    Type of Reporting Person (See Instructions)
       CO

<F**>  Based on (i) 15,845,575 shares of Class A Common Stock outstanding on
       May 7, 1999 as reported in the Quarterly Report on Form 10-Q of EchoStar for the quarter ended March 31, 1999 (the "Form 10-Q"), (ii) the issuance of 1,712,020 shares of Class A Common Stock to the Reporting Persons pursuant to the Purchase Agreement (as defined herein) and (iii) the issuance of 6,891,096 shares of Class A Common Stock to News America Incorporated, an affiliate of The News Corporation Limited, pursuant to the Purchase Agreement. As reported in the Form 10-Q, as of May 7, 1999 there were outstanding 29,804,401 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of EchoStar. Such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock. Assuming conversion of all shares of Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Persons may be deemed to have beneficial ownership of would be 3.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of EchoStar representing approximately 0.5% of the voting power of EchoStar (assuming no conversion of the Class B Common Stock).





























                              PAGE 4 of 15 PAGES

Introductory Statement

         This Amendment No. 1 (this "Amendment No. 1") to the Statement on

Schedule 13D (the "Statement") relates to the Class A Common Stock, par value

$.01 per share (the "Class A Common Stock"), of EchoStar Communications

Corporation, a Nevada corporation ("EchoStar"). This Amendment No. 1 amends and supplements the Statement originally filed by the "Reporting Persons" (as defined herein) on December 10, 1998 with the Securities and Exchange

Commission (the "SEC").

         On June 24, 1999, The News Corporation Limited ("News"), MCI

Telecommunications Corporation ("MCIT"), American Sky Broadcasting, LLC

("ASkyB") and EchoStar consummated the transactions previously described in the Statement.  On such date, pursuant to (i) the Purchase Agreement, dated as of November 30, 1998, among ASkyB, News, MCIT and EchoStar (the "Purchase

Agreement") and (ii) the letter agreement, dated November 30, 1998, among

Charles W. Ergen, EchoStar, ASkyB, News and MCIT (the "Letter Agreement" and

collectively with the Purchase Agreement, the "Acquisition Agreements"), MCIT

acquired an aggregate of 1,712,020 shares of EchoStar's Class A Common Stock

(the "MCIT shares").

         The descriptions of, and references to, the Acquisition Agreements and other agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as

Exhibits hereto and incorporated herein by reference.

         Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Statement.  This Amendment No.

                              PAGE 5 of 15 PAGES

1 speaks as of its date and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.



Item 3.  Source and Amount of Funds or Other Consideration.

                 Item 3 of the Statement is amended and supplemented as

follows:

                 The shares of Class A Common Stock to which this Amendment

No. 1 relates were issued pursuant to the terms of the Purchase Agreement.

The consideration for the purchase of such shares was in the form of assets related to the planned digital direct broadcast satellite television ("DBS")

services of ASkyB.  These assets, which were owned by ASkyB, News or MCIT,

included certain real property located in Gilbert, Arizona, facilities,

improvements and equipment thereon, and related contracts for equipment and maintenance; the Federal Communications Commission ("FCC") authorization to construct, launch and operate satellites in the DBS service operating over

28 frequency channels at the 110 degrees West Longitude orbital location;

certain FCC earth station authorizations; contracts with respect to the construction and launch of two satellites; and intellectual property related to the foregoing.

Item 5.  Interest in Securities of the Issuer.

                 Item 5 of the Statement is amended and supplemented as

follows:

                 On June 24, 1999, by virtue of the consummation of the

transactions contemplated by the Purchase Agreement, MCIT became the direct beneficial owner of 1,712,020 shares of Class A Common Stock. MCI WORLDCOM

                              PAGE 6 of 15 PAGES
may be deemed to be an indirect beneficial owner of such shares.  Based upon the number of shares of Class A Common Stock and Class B Common Stock reflected as outstanding as of May 7, 1999 in EchoStar's Quarterly Report on

Form 10-Q for the period ended March 31, 1999 and the number of shares issued to MCIT and News America Incorporated, an affiliate of News, pursuant to the Purchase Agreement, the shares of EchoStar's securities beneficially owned by the Reporting Persons represent approximately 7.0% of the Class A

Common Stock (approximately 3.2% assuming the conversion of the Class B

Common Stock into Class A Common Stock) and approximately 0.5% of the combined voting power of the Class A Common Stock and the Class B Common

Stock.  The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock held, and the holders of Class B Common Stock are entitled to ten votes for each share of the Class B Common Stock held.

                 Except as described above, no transactions were effected by the Reporting Persons in the Class A Common Stock during the 60 days preceeding the date hereof.

















                              PAGE 7 of 15 PAGES

Item 7.  Material to be Filed as Exhibits.

1. Purchase Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications
         Corporation.<F*>

2. Letter Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, The News Corporation Limited and Charles Ergen.*

3. Amendment No. 1 to Purchase Agreement, dated June 23, 1999, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.


<F*>     Previously filed.































                              PAGE 8 of 15 PAGES

                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.



                                         MCI WORLDCOM, INC.



                                         By: /s/ Scott D. Sullivan
                                             ________________________________
                                             Name:  Scott D. Sullivan
                                             Title: Chief Financial Officer


                                         MCI TELECOMMUNICATIONS CORPORATION



                                         By: /s/ Scott D. Sullivan
                                             ________________________________
                                             Name:  Scott D. Sullivan
                                             Title:    Chief Financial Officer




DATED:  July 12, 1999
















                              PAGE 9 of 15 PAGES

                               INDEX TO EXHIBITS


Exhibit Number   Description of Exhibits

    1. Purchase Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.<F*>

    2. Letter Agreement, dated as of November 30, 1998, among MCI Telecommunications Corporation, The News Corporation Limited and Charles Ergen.*

    3. Amendment No. 1 to Purchase Agreement, dated June 23, 1999, among MCI Telecommunications Corporation, American Sky Broadcasting, LLC, The News Corporation Limited and EchoStar Communications Corporation.


<F*>



























                              PAGE 10 of 15 PAGES

                                                                     EXHIBIT 3

                    FIRST AMENDMENT TO PURCHASE AGREEMENT


         This First Amendment (this "First Amendment") to the Purchase Agreement (the "Purchase Agreement") dated as of November 30, 1998, by and among American Sky Broadcasting, LLC, a limited liability company organized under the laws of the State of Delaware ("ASkyB"), The News Corporation Limited, a corporation organized under the laws of South Australia ("News Corporation"), MCI Telecommunications Corporation, a corporation organized under the laws of the State of Delaware ("MCI"), and EchoStar Communications Corporation, a corporation organized under the laws of the State of Nevada ("Seller"), is entered into as of June 23, 1999. All capitalized terms not defined in this First Amendment shall have the meanings ascribed to them in the Purchase Agreement.

         WHEREAS, each of the Transferors and Seller desire to supplement and amend certain provisions of the Purchase Agreement in order to effect the intent and understanding of the Parties with respect to the matters set forth below.

         NOW, THEREFORE, in consideration of the premises and mutual agreements set forth herein, and for other good and valuable consideration the adequacy and receipt of which are hereby acknowledged, the Parties hereby agree as follows:

1. Closing Date. The Parties hereby agree that, provided that all conditions to the obligations to the Parties to consummate the transactions contemplated by the Purchase Agreement have been satisfied or waived on or prior to such date, the Closing Date shall be June 24, 1999.

2.       Amendments.

         (a) Section 1 of the Purchase Agreement is hereby amended as follows:

                 (i) by amending the definition of "Collateral Agreements" to delete therefrom the references to the "Components License Agreement" and the "Set Top Box Agreement;"

                 (ii) by deleting the defined term "Components License Agreement" in its entirety; and

                (iii) by deleting the defined term "Set Top Box Agreement" in its entirety.


                              PAGE 11 of 15 PAGES

         (b) Section 2(c) of the Purchase Agreement is hereby amended by deleting the reference therein to Section 5(g).

         (c) Section 6(a) of the Purchase Agreement is hereby amended by deleting subsection (ix) thereof in its entirety.

         (d) Section 6(b) of the Purchase Agreement is hereby amended by deleting subsections (ix) and (xi) thereof in their entirety.

         (e) Section 5 of the Purchase Agreement is hereby amended by deleting subsection (g)(i) thereof in its entirety.

         (f) Exhibits A and F to the Purchase Agreement are hereby deleted in their entirety.

3. Additional Representation of the Transferors. Each of ASkyB, News Corporation and MCI, jointly and severally, represents and warrants to Seller, that:

         (a) As of the date hereof, (i) the aggregate of all remaining unpaid amounts that are due or scheduled to become due under the Sony Contract, as in effect as of the date hereof, is US$15,680,000 (the "Remaining Amount") and (ii) the Transferors have paid an aggregate of US$33,320,000 pursuant to the Sony Contract.


         (b) As of the date hereof, a binder (the "Binder") is in place for Seller's Launch insurance covering Sky I and Sky II.

         (c) Except for any Intellectual Property being transferred to Seller pursuant to the Assigned Contracts, there is no other Intellectual Property in which any Transferor has any right, title or interest which is required to be transferred to Seller pursuant to Section 2(b)(vi) of the Purchase Agreement.

4.       Additional Agreements of the Parties.

         (a) The Parties hereto agree that, provided the Closing occurs on June 24, 1999, then for purposes of calculating the Current Market Price per share of Class A Common Stock pursuant to
                  Section 2(a)(ii) of the Purchase Agreement and pursuant to
                  Section 4(b) of this First Amendment, the Current Market Price shall be the average of (i) the Current Market Price determined by using the 20-day trading period commencing on May 25, 1999 and ending on June 22, 1999 and (ii) the Current Market Price determined by using the 20-day trading period commencing on May 26, 1999 and ending on June 23, 1999.



                              PAGE 12 of 15 PAGES

         (b) The Parties further agree that the number of shares of Class A Common Stock issuable pursuant to Section 2(a) of the Purchase Agreement shall be reduced by the number of shares of Class A Common Stock having a total market value (based on Current Market Price) equal to the sum of US$45,680,000 (the "Offsetting Amount"). In the event that for any reason the Closing does not occur on June 24, 1999, then the Offsetting Amount shall be reduced dollar for dollar to the extent that the Transferors make any scheduled payments in respect of the Remaining Amount due under the Sony Contract (as in effect on the date hereof) during the period from June 24, 1999 to the Closing Date; provided that (i) such scheduled payment by the Transferors was made after consultation with, and after having obtained the prior written consent of, Seller (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) the aggregate reduction in the Offsetting Amount shall not exceed the Remaining Amount. The aggregate number of shares issuable to each of the ASkyB Buyer and the MCI Buyer shall be reduced on a pro rata basis.

         (c) The Transferors acknowledge receipt of Seller's letter, dated June 3, 1999, notifying the Transferors that Seller is designating certain Gilbert Contracts as Excluded Contracts pursuant to Section 5(c)(iii) of the Purchase Agreement and the Transferors hereby waive the 30-day notice requirement set forth in such Section 5(c)(iii) with respect to the Gilbert Contracts identified in such letter.

         (d) The Transferors acknowledge and agree that Seller will continue to negotiate the terms of Seller's Launch Insurance and that the Transferors will pay the premiums for such Seller's Launch Insurance, in an amount not to exceed the premiums set forth in the Binder, as and when such premiums become due and in any event no later than 30 days before the scheduled launch date of Sky I or Sky II, as applicable.

         (e) In the event that the Transferors are unable to procure the necessary consents to assignment of the Sony Contract, then, in consideration for Seller receiving all of the benefits under the Sony Contract and having the right to direct all actions to be taken in connection with the Sony Contract as provided in Section 5(g)(ii) of the Purchase Agreement, Seller agrees to assume the obligations and liabilities of AskyB under the Sony Contract; provided that the assumption by Seller of such obligations and liabilities shall not constitute a waiver by Seller of its right to indemnification by the Transferors pursuant to Section 7 of the Purchase Agreement for any breach by the Transferors of any representation or warranty set forth in the Purchase Agreement. If the Transferors have not assigned the Sony Contract pursuant to the Purchase Agreement, then from and after the Closing Date the Transferors shall, at any time and from time to time, take any and all actions that Seller may reasonably request the Transferors to take in connection with the Sony Contract.


                              PAGE 13 of 15 PAGES

5. Remedies for Breach of this First Amendment. The Parties agree that the provisions set forth in Section 7 of the Purchase Agreement are hereby incorporated herein by reference in their entirety and shall apply with equal force and effect to all covenants, agreements, representations and warranties contained in this First Amendment.

6. Effectiveness of Purchase Agreement. Except as set forth in this First Amendment, the Purchase Agreement shall remain in full force and effect.

7. Governing Law. This First Amendment shall be governed by and construed in accordance with the laws of the State of New York.

8. Counterparts This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.































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

IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                  AMERICAN SKY BROADCASTING, LLC


                                  By:   /s/ Lawrence A. Jacobs
                                     -----------------------------------
                                     Name: Lawrence A. Jacobs
                                     Title: Senior Vice President


                                  THE NEWS CORPORATION LIMITED


                                  By:   /s/ Arthur M. Siskind
                                     -----------------------------------
                                     Name: Arthur M. Siskind
                                     Title: Director


                                  MCI TELECOMMUNICATIONS CORPORATION


                                  By:  /s/ Michael H. Salsbury
                                     -----------------------------------
                                     Name: Michael H. Salsbury
                                     Title: General Counsel


                                  ECHOSTAR COMMUNICATIONS CORPORATION


                                  By:   /s/ David Moskowitz
                                     -----------------------------------
                                     Name: David Moskowitz
                                     Title: Senior Vice President and
                                              General Counsel









                              PAGE 15 of 15 PAGES